Exhibit 12
Statements re: computation of ratio of earnings to combined fixed charges and preferred distributions
(Dollars in Thousands)

	For the six months ended June 30,		For the year ended December 31,
	2016		2015		2014		2013		2012		2011
Net income (loss) from continuing operations	$(1,056)		$3,596		$(5,902)	(1)	$1,527		$3,761		$5,714
Add: fixed charges and preferred and senior common distributions	17,483		35,871		33,592		31,506		26,962		21,247
Less: preferred and senior common distributions	(2,794)		(5,101)		(4,636)		(4,394)		(4,206)		(4,156)
Earnings	$13,633		$34,366		$23,054		$28,639		$26,517		$22,805
Fixed charges and preferred and senior common distributions:
Interest expense (2)	13,592		28,802		27,284		25,314		21,239		16,158
Amortization of deferred financing fees	1,090		1,955		1,656		1,780		1,502		918
Estimated interest component of rent	7		13		16		18		15		15
Preferred and senior common distributions	2,794		5,101		4,636		4,394		4,206		4,156
Total fixed charges and preferred and senior common distributions	$17,483		$35,871		$33,592		$31,506		$26,962		$21,247
Ratio of earnings to combined fixed charges and preferred distributions	N/A	(3)	N/A	(4)	N/A	(5)	N/A	(6)	N/A	(7)	1.1

(1)	We recognized a $14.2 million impairment loss and a $5.3 million gain on debt extinguishment as a result of our Roseville, MN deed-in-lieu transaction during the year ended December 31, 2014.

(2)	Interest expense includes dividends paid on our mandatorily redeemable term preferred stock.

(3)	For the six months ended June 30, 2016, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $3,850.

(4)	For the year ended December 31, 2015, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $1,505.

(5)	For the year ended December 31, 2014, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $10,538.

(6)	For the year ended December 31, 2013, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $2,867.

(7)	For the year ended December 31, 2012, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $445.
N/A: Not Applicable
The calculation of the ratio of earnings to combined fixed charges and preferred distributions is above. “Earnings” consist of net income from continuing operations and before fixed charges. “Fixed charges” consist of interest expense, amortization of deferred financing fees and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense allocated to us by our Administrator as part of the administration fee payable under the Administration Agreement, by three, for the years ended December 31, 2011 to 2015 and for the six months ended months ended June 30, 2016.